UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  FORM 12b-25

 (Check One): [X] Form 10-KSB   [ ] Form 20-F  [ ] Form 11-K   [ ] Form 10-QSB

For Period Ended: December 31, 1997                     SEC FILE NUMBER: 0-11734
                                                        CUSIP NUMBER: 670787B100

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-KSB

Part I - Registrant Information

    Full Name of Registrant:                     China Food and Beverage Company

    Former Name of Applicant:                    OMAP Holdings, Inc.

    Address of Principal Executive Office:       82-66 Austin Street
                                                 Kew Gardens, New York 11415

Part II - RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 2-F, 11-F, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

     State below in reasonable detail the reasons why Form 10-KSB, 11-F, 20-F, 10-QSB, N-SAR or portion thereof could not be filed within the prescribed time period.

     On March 15, 1997, the Company acquired all the capital stock of American China Development Corporation, a Bahamian corporation which owned a 60% interest in a joint venture with the People's Republic of China in a brewery. The brewery, known as the Nantong Aitesi Beer Company, is located in the Chinese city of Qidang. The Company has experienced unanticipated delays in preparing its year-end financial statements resulting from differences between Chinese and American accounting standards with respect to the treatment of inventory. The Company has been unable to eliminate these delays without unreasonable effort or expense.

Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification.


          James Tilton           President        (718) 445-7736
          --------------         ---------        ------------------
           (Name)                  Title          (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion?

                                                               [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. N/A

                         China Food and Beverage Company
                         -------------------------------
                  (Name of registrant as specified in charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   March 30, 1997                By  /s/  James Tilton
                                         ---------------------------------------
                                         James Tilton, President